Filed by Primus Telecommunications Group, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Arbinet Corporation

Commission File No.: 000-51063

Primus Arbinet Acquisition

Investor Questions and Answers

November 11, 2010

Talking Points for Analysts and Investors

•	Primus has entered into a definitive merger agreement to acquire Arbinet Corporation (NASDAQ: ARBX), a leading provider of telecommunications services to fixed and mobile operators

•	Following closing, Primus will integrate Arbinet into Primus’ International Carrier Services group – its Wholesale operating segment

•

The combination of Primus’s Wholesale International Carrier Services business with Arbinet enhances its global competitive positioning by doubling its size to over $500 million in annual revenue and is expected to:

•	Enable creation of an improved economic model for this business through greater scale and the realization of synergies

•	Allow customers to access more global routes at competitive rates

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Diversify Primus’ product portfolio of international voice and data services across all existing customer segments – Primus becomes the only major global provider to offer customers options either to acquire direct international connections through traditional interconnect arrangements or to manage their access needs through the voice trading exchange (theXchangeSM).

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Enable Primus to gain access to additional traffic streams, enhanced voice traffic routing and termination, the ability to manage multiple segments of carrier customers, and additional market opportunities for carrier wholesale services.

Deal Facts

•	Transaction consideration is $28 million, all stock, and is structured to be a tax-free transaction to Primus.

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The precise exchange ratio cannot be determined until closing of the merger. Based on certain assumptions, Arbinet common shareholders would be expected to receive approximately 0.5261 shares of Primus common stock in exchange for each share of Arbinet common stock they own with the price and exchange ratio based on Primus’ 15-day weighted average closing price of $9.5464 per share as of November 10, 2010.

•	One of Primus’ and Arbinet’s principal stockholders has entered into share support agreements to vote its shares of both Primus and Arbinet in favor of the merger.

•	The transaction is expected to close in the first quarter of 2011.

•	Transaction should add over $300 million in annual revenue and is expected to be accretive through synergies to full year 2011 Adjusted EBITDA and cash flow

•	Expect Adjusted EBITDA merger synergies of approximately $3 million and $7 million in 2011 and 2012, respectively

•	The Boards of Directors of both companies have approved the merger

•	Deal subject to regulatory approvals, the approval of the stockholders of both companies, and certain other conditions

Q&A

Q.	So, you’re bringing in a lot of revenue, but your Adjusted EBITDA and cash flow profiles aren’t changing that much – why are you doing this?

A.	This transaction exemplifies Primus’ forward strategy to invest meaningfully in the scale and capabilities of its core businesses and to divest non-core assets to unlock their value. Arbinet doubles Primus’ scale in international wholesale and gives us greater product diversity, key strengths as the international carrier market becomes more competitive and as carriers look to outsource their wholesale needs to players of size. The benefits of the Arbinet combination are expected to:

i.	Enhance market position

ii.	Improve Cost Structure

iii.	Expand international reach

iv.	Lower operational costs

v.	Improve products and services

vi.	Improve operational efficiencies

vii.	Create corporate synergies

Q.	How long will integration take?

A.	We expect integration to be completed by year-end 2012 in two phases, the second phase, network integration, being the last to be completed

Q.	How much of Primus will Arbinet shareholders own?

A.	Based on the companies’ current capitalization, Arbinet shareholders will be expected to own approximately 23% of the combined company, and Primus shareholders will be expected to own approximately 77% of the combined company upon the closing of the transaction.

Q.	What are the synergies expected to be derived from integration?

A.	Expect Adjusted EBITDA merger synergies of approximately $3 million and $7 million in 2011 and 2012, respectively

Q.	What is the EBITDA contribution by revenue mix?

A.

Arbinet derives revenue in two streams, wholesale Trading Revenues from thexchangeSM platform, which is completely offset by cost of services, and Fee Revenues, which delivers a 100% contribution margin.

Q.	Will you need to invest capex as part of the integration?

A.	At this time, we do not believe there will be an significant incremental capital expenditures arising from the merger or integration

Q.	How does Arbinet diversify Primus’ product set?

A.	Arbinet provides a platform that enables a neutral marketplace for the exchange of voice and data telecommunications traffic. The company has three core lines of business, Voice, Data and Database Services, which are provided through the following platforms:

i.	VOICE

a	theXchange (www.thexchange.com)

b	PrivateExchange

c	Carrier Services

ii.	DATA

a	IP Transit Multi-homing

b	IP Peering

c	Optimized IP

iii.	Database

a	MarketView

b	Global Number Portability Correction

Q.	Where are Arbinet Switching Centers located?

A.	New York, London, Frankfurt, Hong Kong and Miami

In addition to Arbinet’s Switching Centers, the Data Exchange is accessible in multiple locations in the following cities: London, Los Angeles, New York and Hong Kong

Q.	Where are PRIMUS Switching Centers located?

A.	New York, Los Angeles, London, Sydney and Toronto

Q.	Where are the overlapping Switching Centers?

A.	New York & London

Q.	Will all Primus and Arbinet services be available at all locations starting now?

A.	Initially no, but we expect the network integration process to move quickly post-closing. Our goal will be to offer our joint customer base access to Primus traditional carrier services and thexchange platform from any of the various switching and network POPs in the combined company’s global network.

Q.	What will the new integrated network look like?

A.	Both Primus and Arbinet operate state of the artstate-of-the-art, next generation soft switching platforms that support all TDM and IP protocols. Both companies currently operate switching centers in New York and London, and the combined entity will have additional switching centers in Miami, Los Angeles, and Hong Kong.

B.	In addition, customers will be able to access Arbinet’s Data Exchange solutions in the following locations:

i.	London

a	Telehouse North, 1 Coriander Ave., E14 2AA

b	Telehouse East, 1 Coriander Ave., E14 2AA

c	Telehouse West

d	Telecity Group Harbour Exchange 6 & 7

e	Telecity Group Meridian Gate

f	Telecity Group Bonnington House 47 Millharbour

g	Telecity Group Harbour Exchange 8 & 9

ii.	Los Angeles

a	One Wilshire, 624 S. Grand Ave., 90017

b	Multipoint, 530 W. 6th St.

c	800 South Hope St. (coming soon)

iii.	New York

a	Telx, 60 Hudson 9th Floor

b	Carlyle, 470 Vanderbilt

c	75 Broad - Arbinet Colo 20th Floor

d	Telehouse, 25 Broadway

e	FiberMedia, 75 Broad 19 and 28

iv.	Hong Kong

a	Mega-I advantage 399 Chai Wan Rd.

b	HK Colo, 1 On Yip Street, Chaiwan

Customers who access the Arbinet Data Exchange in markets where there is a voice switch (NY, London and Hong Kong) can gain access to thexchange to buy and sell global voice rates competitively.

Important Information and Where to Find It

In connection with the proposed merger, Primus Telecommunications Group, Incorporated (“Primus”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a preliminary proxy statement of Primus and Arbinet Corporation (“Arbinet”) that also constitutes a preliminary prospectus of Primus. A definitive joint proxy statement/prospectus will be sent to security holders of both Arbinet and Primus seeking their approval with respect to the proposed merger. Primus and Arbinet also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available) and other documents filed by Primus and Arbinet with the SEC, without charge, at the SEC’s web site at www.sec.gov. Copies of the joint proxy statement/prospectus, once available, and each company’s SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to: (i) Primus 703-748-8050, or (ii) Arbinet (Andrea Rose/Jed Repko Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449).

Participants in the Solicitation

Arbinet, Primus, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies from their respective security holders in connection with the proposed merger. Investors and security holders may obtain information regarding the names, affiliations and interests of Primus’s directors, executive officers and other members of its management and employees in Primus’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on April 5, 2010, and amended in a Form 10-K/A filed with the SEC on April 28, 2010, Primus’s proxy statement for its 2010 annual meeting, which was filed with the SEC on June 14, 2010, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Arbinet’s directors, executive officers and other members of their management and employees in Arbinet’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 17, 2010, Arbinet’s proxy statement for its 2010 annual meeting, which was filed with the SEC on April 30, 2010, and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication includes “forward-looking statements” as defined by the Securities and Exchange Commission. All statements, other than statements of historical fact, included herein that address activities, events or developments that Arbinet or Primus expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of the proposed merger, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Risks and uncertainties that could affect forward-looking statements include, but are not limited to, the following: the risk that the acquisition of Arbinet may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that Primus’s and Arbinet’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including, but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the ability to service substantial indebtedness; the risk factors or uncertainties described from time to time in Arbinet’s filings with the Securities and Exchange Commission; and the risk factors or uncertainties described from time to time in Primus’s filings with the Securities and Exchange Commission (including, among others, those listed under captions titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Short- and Long-Term Liquidity Considerations and Risks;” “— Special Note Regarding Forward-Looking Statements;” and “Risk Factors” in Primus’s annual report on Form 10-K and quarterly reports on Form 10-Q) that cover matters and risks including, but not limited to: (a) a continuation or worsening of global recessionary economic conditions, including the effects of such conditions on our customers and our accounts receivables and revenues; (b) the general fluctuations in the exchange rates of currencies, particularly any strengthening of the United States dollar relative to foreign currencies of the countries where we conduct our foreign operations; (c) the possible inability to raise additional capital or refinance indebtedness when needed, or at all, whether due to adverse credit market conditions, our credit profile or otherwise; (d) a continuation or worsening of turbulent or weak financial and capital market conditions; (e) adverse regulatory rulings or changes in the regulatory schemes or requirements and regulatory enforcement in the markets in which we operate and uncertainty regarding the nature and degree of regulation relating to certain services; and (f) successful implementation of cost reduction efforts. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Arbinet nor Primus intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.